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                             July 31, 2020

       Robert Rivers
       Chief Executive Officer and Chairman of the Board of Directors Eastern Bankshares, Inc.
       265 Franklin Street
       Boston, MA 02110

                                                        Re: Eastern Bankshares,
Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed July 24, 2020
                                                            File No. 333-239251

       Dear Mr. Rivers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2020 letter.

       Amendment No. 1 to Form S-1 Filed July 24, 2020

       Recent Developments
       Our Borrowers, page 52

   1. We note the table added on page 52 and request additional clarity in your response as to where the data was
drawn from and how the data correlates to other June 30, 2020 financial information
included in the filing. For example, the table appears to relate to modified loans as a
result of the COVID-19 pandemic; however the table references a total loan balance of
$1,136.5 million, which does not correlate to modified loans discussed in the
narrative discussion preceding the table, which references $946.1 million modified loans through
June 30, 2020. Additionally, the columns for loan exposure,
 Robert Rivers
Eastern Bankshares, Inc.
July 31, 2020
Page 2
         number of borrowers, and COVID-19 modification % are not clearly defined. Please revise your next amendment to more clearly describe the data included in this table and the origin of the data so as to be useful for potential investors and users of the financial statements.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameRobert Rivers                                  Sincerely,
Comapany NameEastern Bankshares, Inc.
                                                                 Division of
Corporation Finance
July 31, 2020 Page 2                                             Office of
Finance
FirstName LastName